SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

On September 10, 2002, Pacific Internet Limited issued the attached press release.

For Immediate Release

PACIFIC INTERNET AUSTRALIA COMMITS $14.5 MILLION TO ENHANCE *BROADBAND NETWORK*

- Signs two-year supply agreement with Telstra Wholesale, including nation-wide roll-out of Broadband DSL Layer 2 -

MELBOURNE, September 10, 2002 – Pacific Internet Australia, a wholly-owned subsidiary of Pacific Internet Limited (Nasdaq: PCNTF), Asia-Pacific's largest Internet Service Provider, has entered into a two-year $14.5 million agreement for broadband, Internet and data services with Telstra, to enhance its business grade broadband infrastructure.

The deal extends Pacific Internet's broadband service capability and coverage for its Business and Home broadband DSL services and includes Layer 2 DSL, domestic and international Internet bandwidth, ATM backbone links and ISDN connectivity.

The tender was awarded to Telstra Wholesale on the basis of price, quality of service, reliability, and technical expertise.

Managing Director, Pacific Internet Australia, Mr Dennis Muscat, said today: "We are investing for growth. Pacific Internet has a long term commitment to broadband and this means full nationwide coverage as well as strong metropolitan and international connectivity."

Mr Muscat said Layer 2 DSL was the way of the future for ISPs to roll out business grade broadband services. "By upgrading to Broadband DSL Layer 2, Pacific Internet will have more control over the reliability and redundancy of broadband delivery, authentication, billing and methods of customer support," he said.

"With this investment to extend network coverage, bandwidth and manageability, Pacific Internet is primed to aggressively expand its broadband DSL portfolio and make a strong push on winning multi-location business," added Muscat.

Telstra Wholesale Chief of Commercial Operations, Ms Deena Shiff, said today that this deal demonstrates that broadband is one of the main engines of growth for the telecommunications market, and a strong confidence in Telstra Wholesale's ability to drive that growth.

"Significantly, this deal will bring more competition and choice into both the business and consumer markets, and is clear evidence of Telstra Wholesale's capability and competitiveness in this key growth area," she said.

Pacific Internet will continue to deliver its existing Premium business broadband DSL service on the NEC's NEXTEP network.

Mr Muscat said: "As an independent ISP and broadband specialist, our strategy is to partner with best of breed suppliers. The combination of Telstra Wholesale and NEC ensures that we are able to compete for business across the entire broadband spectrum."

Notes to Editors:
Telstra Wholesale's DSL Layer 2 product is distinctive because it gives ISPs greater control of their service. It enables ISPs to deliver applications to end-users' desktops & manage all interaction between end users & the application provider/another end user. It also gives the ISP direct visibility and control over each stream of data traffic, including its collection from the end users. And DSL Layer 2 is easily scaleable so that it can grow with the ISP.

About Pacific Internet (Australia) Pty Ltd
Pacific Internet Australia is a wholly owned subsidiary of Pacific Internet Limited (NASDAQ: PCNTF) the largest Internet Service Provider in the Asia-Pacific across seven countries. Pacific Internet Australia is a leading national business Internet Service Provider (ISP), offering nation wide and regional coverage across Australia, Singapore, Hong Kong, the Philippines, India, Thailand and Malaysia. Pacific Internet delivers a range of end-to-end Internet solutions to meet the needs of businesses. These include reliable, high-speed connectivity, web hosting, collocation and other value added services. Pacific Internet is a leader and innovator in the delivery of broadband services, including DSL to business and residential customers across the Asia-Pacific. Visit Pacific Internet on the world wide web at www.pacific.net.au.

About Telstra Wholesale
Telstra Wholesale is Australia's leading telecommunications wholesaler, delivering innovative communications solutions to a wide range of customers.

For further information, please contact:

Caroline Shawyer
Corporate Communications Manager
Pacific Internet
Tel: (03) 9674 7661
Mob: 0404 084 319
caroline_s@pacific.net.au

or

Danni Lombard
Weber Shandwick
Tel: (02) 9994 4457
Mob: 0405 385 990
dlombard@webershandwick.com

Liz Jurman
Telstra Wholesale
Tel: (02) 9298 4475
Mob: 0438 399 435
Liz.Jurman@team.Telstra.com

Cautionary Note With Respect To Forward-Looking Statements
Statements made in this *press release* with respect to Pacific Internet Australia current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet Australia. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar

expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet Australia's continued ability to develop and win acceptance of its products and services, which are offered in a highly competitive market; (iv) the success of its business partnerships and alliances; (v) exchange rates, particularly between the Singapore dollar, the U.S. dollar and other currencies in which Pacific Internet Australia makes significant sales or in which its assets and liabilities are denominated; (vi) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; and (vii) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet Australia assumes no obligation to update any such statements."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: 12 September 2002